Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2505 Meadowvale Blvd.
Mississauga, ON, Canada L5N 5S2
tel: (905) 817-2004  fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com
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FOR IMMEDIATE RELEASE

      Vasogen Receives NASDAQ Notification Related to Minimum Bid Price

Mississauga, Ontario (August 11, 2006) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS) today announced that it has received a letter from the Listing Qualifications Department of The NASDAQ Stock Market stating that for the last 30 consecutive business days, the bid price of the Company's common shares has closed below the minimum bid price of $1.00 per share requirement for continued inclusion under Marketplace Rule 4450(a)(5) (the "Minimum Bid Price Rule"). It is NASDAQ's practice to issue a letter when a listed company does not meet the minimum bid price requirement. Under the rules of the NASDAQ, Vasogen will be provided 6 months (180 calendar days), or until February 5, 2007, to regain compliance with the bid price requirement. The notice has no effect on the listing of Vasogen's common stock at this time, and its common stock will continue to trade on the NASDAQ Global Market under the symbol "VSGN", as well as on the Toronto Stock Exchange under the symbol "VAS".

If, at any time before February 5, 2007, the bid price of Vasogen's common shares closes at $1.00 per share or more for a minimum of 10 consecutive business days, the Company will regain compliance with the Marketplace Rules.

The notice indicates that, if compliance with the Minimum Bid Price Rule is not regained by February 5, 2007, the NASDAQ staff will provide written notification that the Company's common shares will be delisted, and at that time, Vasogen may appeal the staff's determination to a Listing Qualifications Panel. Alternatively, at that time, Vasogen may apply to transfer its common stock to the NASDAQ Capital Market if Vasogen satisfies the requirements for initial inclusion on the NASDAQ Capital Market, other than the Minimum Bid Price Rule. If the application is approved, Vasogen will be afforded the remainder of the NASDAQ Capital Market's additional 180-day compliance period to regain compliance with the Minimum Bid Price Rule while on the NASDAQ Capital Market.

About Vasogen: Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The recently completed international 2,400-patient ACCLAIM trial assessed the impact of the Celacade technology on reducing the risk of mortality and morbidity in patients with advanced heart failure. Full results for the ACCLAIM study are scheduled to be presented at the World Congress of Cardiology 2006, being held in Barcelona, Spain, from September 2 to 6 and at the 10th Annual Scientific Meeting of the Heart Failure Society of

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                                                      ...page 2, August 11, 2006



America being held in Seattle, Washington, from September 10 to 13, 2006. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory and neuro-vascular disorders. VP025, which is entering phase II clinical development, is the lead product candidate from this new class of drugs.


Certain statements contained in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements include, without limitation, summary statements relating to initial results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade, statements concerning our partnering activities, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. Except for results on the primary endpoint, initial results disclosed are based on initial data analyzed and may not be confirmed upon full analysis of the detailed results of the ACCLAIM trial and additional information relating to safety and efficacy of Celacade may be discovered upon further analysis of trial data and upon further review and analysis of additional trial data. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials, risks associated with the outcome of our research and development programs, the adequacy, timing and results of our clinical trials, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, including the convertible notes we issued in October 2005, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our Annual Information Form and Form 40F for the year ended November 30, 2005, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.


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